October 2, 2019

Eric Michel Dusseux
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, ON M5G 2C9

       Re: Bionik Laboratories Corp.
           Registration Statement on Form S-1
           Filed September 16, 2019
           File No. 333-233796

Dear Dr. Dusseux :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 16, 2019

Description of Securities, page 45

1. We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and
 Eric Michel Dusseux
Bionik Laboratories Corp.
October 2, 2019
Page 2
      regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
      Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch
Chief, at (202) 551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameEric Michel Dusseux
                                                             Division of
Corporation Finance
Comapany NameBionik Laboratories Corp.
                                                             Office of Life
Sciences
October 2, 2019 Page 2
cc:       Stephen E. Fox, Esq.
FirstName LastName